UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-42851

China Automotive Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 22, 2026, China Automotive Systems, Inc. (the “Company”) issued a press release titled “China Automotive Systems Reports Record Earnings Per Share and Net Sales in 2025”. A copy of the press release is furnished as Exhibits 99.1 to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	April 22, 2026 press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Automotive Systems, Inc.

Date: April 22, 2026	By:	/s/ Hanlin Chen
	Name:	Hanlin Chen
	Title:	Chairman